

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 12, 2016

Steven P. Rasche
Executive Vice President and Chief Financial Officer
The Laclede Group, Inc.
700 Market Street
St. Louis, MO 63101

Re: **The Laclede Group, Inc.**
       Form 10-K for the Fiscal Year Ended September 30, 2015
       Filed November 24, 2015
       File No. 1-16681

Dear Mr. Rasche:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations, page 75

1. You state that Gas Utility and Gas Marketing represent your two operating segments. Please tell us how you determined that Laclede Gas and Alagasco are not operating segments, as both entities appear to meet the criteria in ASC 280-10-50-1. If Laclede Gas and Alagasco are operating segments that have been aggregated into one reportable segment, please disclose that fact pursuant to ASC 280-10-50-21.

Goodwill, page 77

2. We note your disclosure that the Alagasco goodwill is included in Other for segment reporting purposes. Considering your disclosure on page 83 indicates that you assigned

the Alagasco goodwill to the Gas Utility reporting unit for impairment testing purposes, please tell us why the Alagasco goodwill is included in the Other category for segment purposes. Also tell us how you determined you have only one reporting unit. If you believe Laclede Gas and Alagasco each represent components that can be aggregated into a single reporting unit, please demonstrate how the two components qualify for aggregation under ASC 350-20-35-35.

Income Taxes, page 107

3. We note a line item called "Certain expenses capitalized on books and deducted in tax return" in your effective income tax rate reconciliation on page 109. Please tell us what this line item represents and, in doing so, clarify why it appears a temporary difference has been included in your rate reconciliation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products